

March 7, 2013

Via E-mail
Mr. Michael Okada
Chief Accounting Officer
Cereplast Inc.
300 Continental Boulevard, Suite 100
El Segundo, CA 90245

   Re: **Cereplast Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed April 16, 2012
       File No. 1-34689

Dear Mr. Okada:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ W. John Cash

              W. John Cash
              Branch Chief